

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

<u>**Via E-Mail**</u>
Michael J. Kennedy, Esq.
Shearman & Sterling LLP
Four Embarcadero Center
Suite 3800
San Francisco, CA 94111

      Re: **Hyperion Therapeutics, Inc.**
             Schedule 14D-9 filed April 9, 2015
             SEC File No. 005-86934

Dear Mr. Kennedy:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Arrangements with Current Executive Officers and Directors of the Company, page 5</u>

1.   We note in the subsection captioned "Employment Agreements" your use of terms defined in an separate document. Revise your disclosure to include the definition of those terms in this document.

2.   Please tell us what consideration you have given to providing a table quantifying all of the benefits and compensation payable to your executive officers upon termination of their employment or a change of control under the severance agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions